UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Elevate Money, Inc.

Legal status of issuer

> ### Form
> Corporation
>
> ### Jurisdiction of Incorporation/Organization
> Delaware
>
> ### Date of organization
> June 2, 2020

Physical address of issuer
1600 Dove Street, Suite 480, Newport Beach, CA 92660

Website of issuer
https://www.elevate.money/

Current number of employees
1

Filer EDGAR CIK

0001989095

Filer EDGAR CCC
f#pmk6ra

Filer EDGAR Password
pn8efcv@udan

Filer EDGAR PMAC
3j*taxxf

Submission Contact Person Information

Name
Shital Patel

Phone Number
(714) 860-6280

Email Address
shital@srijifinancial.com

Notification Email Address
shital@srijifinancial.com

Signatories

Name
Harold Hofer

Signature

Title
CEO

Email
harold@elevate.money

Date
January 1, 2024